Exhibit 99.1

中正達會計師事務所

Centurion ZD CPA & Co.

Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Sirs and Madams:

We have read the statements made by Zhong Yuan Bio-Technology Holdings Ltd., which we understand will be filed with the Securities and Exchange Commission, pursuant to the paragraphs under “Resignation of Previous Independent Registered Public Accounting Firm”, as part of the Form 6-K of Zhong Yuan Bio-Technology Holdings Ltd., dated June 14, 2024. We agree with the statements concerning our firm contained therein.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

Certified Public Accountants

Hong Kong, June 14, 2024

PCAOB No. 2769